SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X                      Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                             No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement regarding the poll results and payment of the final dividend in the annual general meeting held on May 26, 2009, dated May 26, 2009.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company's telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 27, 2009	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNUAL GENERAL MEETING HELD ON 26 MAY 2009 –

POLL RESULTS AND PAYMENT OF THE FINAL DIVIDEND

• The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the AGM of the Company held on 26 May 2009.

•        The Company’s shareholders approved the profit distribution proposal and declaration of a final dividend of RMB0.074963 per share (equivalent to HK$0.085 per share) (inclusive of applicable tax) for the year ended 31 December 2008. The final dividend will be paid on or about 30 June 2009.

Results of the AGM

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the 2008 Annual General Meeting of the Company was held on Tuesday, 26 May 2009 (the “AGM”) at JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong. The number of issued shares of the Company as at the date of the AGM was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. The AGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

The poll results in respect of the proposed resolutions at the AGM were as follows:

No. of votes (%)
Ordinary Resolutions			For	Against
1.	To consider and approve the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2008, and to authorise the Board of Directors (the “Board”) to prepare the budget of the Company for year 2009.		72,348,388,839 (99.9987%)	934,000 (0.0013%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	To consider and approve the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2008.		73,079,878,999 (99.9995%)	386,300 (0.0005%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.	To consider and approve the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2009, and to authorise the Board to fix the remuneration of the auditors.		73,054,825,899 (99.9652%)	25,451,400 (0.0348%)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

No. of votes (%)
Special Resolutions			For	Against
4.	(1)	Special resolution numbered 4.1 of the Notice of AGM (To consider and approve the issue of debentures by the Company.)	73,077,628,899 (99.9967%)	2,427,200 (0.0033%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

	(2)	Special resolution numbered 4.2 of the Notice of AGM (To authorise the Board to issue debentures and determine the specific terms, conditions and other matters of the debentures.)	73,077,582,599 (99.9966%)	2,495,900 (0.0034%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

5.	(1)	Special resolution numbered 5.1 of the Notice of AGM (To consider and approve the issue of company bonds in the People’s Republic of China)	73,080,075,499 (99.9966%)	2,513,100 (0.0034%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

	(2)	Special resolution numbered 5.2 of the Notice of AGM (To authorise the Board to issue company bonds and determine the specific terms, conditions and other matters of the company bonds in the People’s Republic of China)	73,080,134,099 (99.9967%)	2,446,400 (0.0033%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

6.	Special resolution numbered 6 of the Notice of AGM (To grant a general mandate to the Board to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the existing domestic Shares and H Shares (as the case may be) in issue.)	69,609,122,915 (95.1749%)	3,529,012,784 (4.8251%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

7.	Special resolution numbered 7 of the Notice of AGM (To authorise the Board to increase the registered capital of the Company and to amend the articles of association of the Company to reflect such increase in the registered capital of the Company under the general mandate.)	69,711,624,415 (95.3994%)	3,361,818,884 (4.6006%)

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the AGM.

PAYMENT OF THE FINAL DIVIDEND

The Board wishes to inform shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.074963 per share (equivalent to HK$0.085 per share) (inclusive of applicable tax) for the year ended 31 December 2008. The payment shall be made to shareholders whose names appeared on the register of members of the Company on 26 May 2009. According to the articles of association of the Company, dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the mean of the average rates of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends by the AGM (RMB0.88192 equivalent to HK$1.00).

Reference is made to the announcement “Proposed 2008 Final Dividend Distribution and Enterprise Income Tax Withholding of Overseas Non-Resident Enterprises” of the Company dated 9 April 2009. The Company shall, pursuant to the legal requirements, withhold 10% enterprise income tax when it distributes the 2008 final dividend to non-resident enterprise shareholders of overseas H shares (including Hong Kong Securities Clearing Company Nominees Limited, other corporate nominees or trustees, and other entities or organizations) whose names appear on the Company’s H share register of members. The individual income tax will not be deducted from any natural person shareholders whose names appear on the Company’s H share register of members.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The Receiving Agent will pay the final dividend net of the applicable tax around 30 June 2009. Relevant cheques will be dispatched on the same day to holders of H shares entitled to receive such dividend by ordinary post and at their own risk.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Hong Kong, 26 May 2009

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

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